SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form,
the Registrant is also thereby furnishing the information to the Commission pursuant
to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

We make forward-looking statements that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of our management, and on information currently available to us. Forward-looking statements include statements regarding our intent, belief or current expectations or that of our directors or executive officers.

Forward-looking statements also include information concerning our possible or assumed future results of operations, as well as statements preceded by, followed by, or that include the words ''believes,'' ''may,'' ''will,'' ''continues,'' ''expects,'‘ ''anticipates,'' ''intends,'' ''plans,'' ''estimates'' or similar expressions. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions because they relate to future events and therefore depend on circumstances that may or may not occur. Our future results and shareholder values may differ materially from those expressed in or suggested by these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 4, 2014

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer

INVESTOR DAY

December 4, 2014

Gafisa

GFA LISTED NYSE
GFSA3 NOVO MERCADO BOVESPA BRASIL
Ibovespa
IBrX50

Agenda

Gafisa

GRANDES IDEIAS PARA VIVER BEM.

1. 8.30am	Opening Remarks – Sandro Gamba
2. 8.45am	Gafisa's Strategy and Operations – Sandro Gamba
3. 9.30am	Gafisa's Financial Performance – André Bergstein
4. 10.00am	Tenda's Strategy and Operations – Rodrigo Osmo
5. 10.45am	Tenda's Financial Performance – Felipe Cohen
6. 11.15am	Consolidated Financial Strategy – André Bergstein
7. 11.30am	Closing Remarks – Sandro Gamba
	Q&A

OPENING REMARKS

Sandro Gamba

Gafisa CEO

Gafisa

GFA LISTED NYSE GFSA3 NOVO MERCADO BOVESPA BRASIL Ibovespa IBrX50

Gafisa Timeline

Gafisa
GRANDES IDEIAS PARA VIVER BEM.

Challenging and successful track record

Pre-IPO	Nationwide Real Estate Developer	Strategic Repositioning
GP Investimentos takes control of Gafisa Equity International Acquires 36% stake in Gafisa	▪ High growth rate ▪ Organic growth and via acquisitions ▪ Acquisition of Alphaville (2006); ▪ Company undertakes IPO: R$494 mm in proceeds (2006); ▪ ADR Level 3 issuance (2007); ▪ Follow-on: R$488 mm in proceeds (2007); ▪ Acquisition of Tenda (2008); ▪ Follow-On: R$1 billion (2010); ▪ Implementation of New Strategic Plan.	▪ New Management Structure ▪ Regional Focus ▪ Profitability Driven Deleveraging and cash generation strategy Profitability focus and Value Generation Focus on Gafisa core market regions and New Tenda Model Sale of 70% stake in AUSA Spin Off: Gafisa and Tenda New Management
2004 to 2006	2006 to 2011	2012 to 2014...

IPO

Improved Financial Performance

Gafisa
GRANDES IDEIAS PARA VIVER BEM.

Reduced Operational Complexity and Streamlined Management

Operating Performance - Consolidated


Construction Sites
114
91
57
58
27
50
19
36
2011
2012
2013
2014
Gafisa
Tenda

# Cities Gafisa	
2012	16
2013	13
2014	9

# Cities Tenda	
2012	31
2013	22
2014	14


Launches (PSV R$MM)
1,609
114
83
33
216
104
107
88
679
339
1,085
181
354
99
315
91
419
371
1.023
2012
1Q13
2Q13
3Q13
4Q13
2013
1Q14
2Q14
3Q14
9M14
Gafisa
Tenda

Financial Performance - Consolidated


SG&A Expenses
72
71
53
56
50
60
55
46
76
54
51
31
56
43
51
37
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
Gafisa
Selling

Gross Profit and Adjusted Gross Margin

Adj. Gross margin Gafisa	27,6%	29,9%	38,6%	44,4%	42,0%	35,7%	38,1%	38,7%
Adj. Gross margin Tenda	8,3%	1,4%	13,3%	12,3%	28,5%	14,7%	30,4%	29,8%


21%
22%
28%
34%
38%
31%
36%
36%
119
111
180
216
267
133
205
179
4T12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
Adj. gross profit
Adj. Gross margin

Improved Financial Performance

Reduced Operational Complexity and Streamlined Management


Board of Dir.
Grupo Gafisa
Gafisa
Tenda
Alphaville
New structure 2014
Board of Dir.
Gafisa
Tenda

A reduction in the size of the Board of Directors from 9 to 7 members was approved at an AGM held in 2014

New Organizational Structure

Current Management



Sandro Gamba
Gafisa CEO

19 years at Gafisa

Started as an intern at Gafisa

Studied Civil Engineering at Mackenzie University; MBA from Insper and an MBA in Real Estate Management from FAAP.



Rodrigo Osmo
Tenda CEO

7 years at Gafisa

Worked as an Executive at GP Investimentos and Consultant at Bain&Company

Studied Chemical Engineering at USP, with a Masters in Business from Harvard Business School.



Andre Bergstein
Gafisa CFO and IRO

At Gafisa since March 2012

Responsible for administrative, financial departments and Investor Relations.



Felipe Cohen
Tenda CFO and IRO

At Gafisa since June 2014.

Responsible for Treasury, Corporate Finance, Capital Markets and Investor Relations.

GAFISA

Sandro Gamba – Strategy and Operations

Gafisa Core Market

Gafisa
GRANDES IDEIAS PARA VIVER BEM.

Consolidation in Core Markets: SP + Rio

Launched PSV Evolution (R$ MM)



Market
78.330
82.704
39.079
41,747
44,493
23,137
2012
2013
9M14
Launched PSV
Units launched
Gafisa
4%
2%
4%
1,609
1,085
1,023
2012
2013
9M14
Launched PSV
Market share

Total PSV launched (R$ MM)



1,023
127
1,023
1.150
2014
PM Guidance 2014

GUIDANCE 2014
R$1.1 – 1.2 billion

Gafisa 2015

2014 Annualized	Market 2015
R$35 bn	R$30 - 45 bn

3% Market Share

Balanced structure to respond to uncertain market conditions

Landbank Profile

In line with the Company's operating strategy


Coastline
87,057
Countryside
343,018
Greater SP
1,801,954
4,986,102
1,303,717
City of SP
2,754,073
RJ
1,303,717

R$ 6.3 billion

R$ 000 –Sep/2014

- Landbank 100% focused on SP + RJ;
- Targeting 2-3 years of launch volumes;
- 43% of the landbank is comprised of land with PSV below R$120 million → greater flexibility.

Downtown SP Landbank


7%
6%
15%
51%
21%
South Side
West Side
Downtown
North Side
East Side

Launch Strategy

Selective Approach to Product Development and Launches


Launches
38%
14%
44%
20%
37
%
11%
31
%
25%
814
83
216
107
679
354
315
419
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
Launched PSV(R$ MM)
SOS of the launches in the period


Appropriate Product
Consistent Liquidity
Project Profitability
End Customer

In 3Q14, the Company requested renunciation of a development launched in 1Q14, with total PSV of R$64.8 million

Gafisa Inventory Breakdown

Gafisa

GRANDES IDEIAS PARA VIVER BEM.

Balanced Composition in terms of Deliveries

Inventory by delivery year



dec/2013
13%
24%
19%
44%
sep/2014
11%
2%
17%
70%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Finished
2014 deliveries
2015 deliveries
2016 > deliveries

Higher volume of projects scheduled to be delivered after 2016;

30% annual reduction in inventory volume outside of core markets, reaching R$191.1 million.

4Q13	3Q14
$272.4m	$191.1m

	Not initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units [1]	Total 3Q14
São Paulo	471,621	22,165	1,020,858	91,706	101,193	1,707,542
Rio de Janeiro	55,281	160,706	110,529	242,229	29,401	598,146
Other Markets	-	-	-	42,758	148,315	191,074
Total	**526,902**	**182,871**	**1,131,387**	**376,692**	**278,910**	**2,496,761**

Control and Management

Gafisa
GRANDES IDEIAS PARA VIVER BEM.

Greater Efficiency and Control over the Construction Process

Implemented improvements

- Construir Project
- Shared Services Center
- Supply Logistics Control
- Innovation
- Compensation: Term, Cost and Quality

Region	On schedule	Behind schedule	Total
SP	33	3	36
RJ	5	1	6
NM	2	0	2
Total	**40**	**4**	**44**
(%)	91%	9%	100%
2014E	95%	5%	39
2013	80%	20%	50
2012	83%	17%	58

Improved operational performance → **Customer satisfaction** → **Reduced risk of future contingencies**

- **Currently 1.5 million m2 under construction is under Gafisa's direct supervision; in 2012, 2.5 million m2;**
- **Closing 2014 with only two constructions behind schedule, both of which are projects under third party management.**

Cost & Expense Structure

Gafisa
GRANDES IDEIAS PARA VIVER BEM.

Focused on Bringing Cost Structure in line with Organizational Size



Run Off of legacy projects
Consolidation in strategic markets
Reduction in operational complexity
Improved management and greater efficiency of operations

Reduced operational complexity enabling reduction in the level of General, Administrative and Sales Expenses.

	2012	2013	9M14
G&A	137	136	95
Sales	144	137	69
Total	**281**	**273**	**164**
Net Income	14%	16%	15%
Launches	17%	25%	15%

SG&A/Launches



17%
77%
32%
53%
12%
14%
19%
13%
2012
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

Gafisa's Business Cycle

Reduced Cycle and Lower Cash Exposure

Planning and development

- Balanced landbank
- Appropriate project
- Launch Strategy

Operating Cycle

- Management and control
- Reduced cycle and operational risk

Financial Cycle

- Balanced selling expenses
- Cash cycle reduction
- Less capital employed



Land Acquisition
Launch
Construction
Financing Takeout
6 – 12 months
6 months
24 months
3 - 6 months
Gross Margin 36 – 40%
Cash Exposure 15% – 20%
Land and S&M Expenses
Max. Cash Exposure 55% – 65%
Sales
Mortgage

GAFISA

André Bergstein – Financial Performance

Gafisa

GFA LISTED NYSE
GFSA3 NOVO MERCADO BOVESPA BRASIL
Ibovespa
IBrX50

Financial Highlights

Gafisa
GRANDES IDEIAS PARA VIVER BEM.

Paving the Way to Profitability


Operational Efficiency
Balanced Structure
Cash Performance
Financial Result
Generating Shareholder Value

Strategic Consolidation SP+Rio

Superior and Consistent Gross Margin

Adequate Cost and Expense Structure

Operating Cycle Efficiency

Launch Volumes

Higher Asset Turnover

Improved Results

Gafisa
GRANDES IDEIAS PARA VIVER BEM.

Balanced and Consistent Operating Performance



44%
42%
39%
38%
39%
36%
29%
28%
31%
28%
30%
28%
26%
21%
21%
17%
17%
14%
12%
15%
17%
1%
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
Adj. EBITDA Margin
Adjusted gross margin



G&A/Launches
50%
40%
30%
20%
10%
0%
8.6%
36.1%
13.9%
28.0%
6.8%
9.0%
9.8%
7.6%
2012
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14

- Stable and superior operating performance during recent quarters
- Streamlining of Gafisa's expense structure enabling an expansion in the adjusted EBITDA margin
- Improved operational performance underpinning Gafisa's profitability

Profitability

Gafisa
GRANDES IDEIAS PARA VIVER BEM.

Current Level of Profitability Expected to be Maintained

- The backlog margin is reflective of the operating performance currently observed
- Signals level of margin achieved in recent quarters will be maintained
- Underscores the Company's strategy of focusing on core markets in order to achieve superior operating performance

Backlog of Revenues and Results SP + Rio

REF	SP + Rio	Total
Revenues to be recognized	1.156.738	1.157.390
Costs to be recognized (units sold).	(707.718)	(708.427)
Results to be Recognized	449.020	448.963
Backlog Margin	38.8%	38.8%

Backlog of Revenues SP + Rio per launch year

Launch	Result	% Result
2014	117.896	26.3%
2013	95.482	21.3%
2012	161.262	35.9%
Until 2011	74.380	16.5%
Total	449.020	100%

* Backlog results net of PIS/COFINS taxes , and excluding the impact of PVA (Present Value Adjustment) method and considering projects still in suspensive clause.

Contingencies

Reduction perspective reflects improved controls


Units delivered
2,723
5,593
7,505
4,315
2,394
2010
2011
2012
2013
9M14


Contingencies per year (R$ 000)
15,471
37,467
52,915
63,642
53,894
2010
2011
2012
2013
2014 Annualised


Schedule of cases brought after the delivery
33.5%
38.2%
20.2%
8.1%
Pre-delivery
1st year
2nd year
after 3rd year

Financial Flexibility

Gafisa

GRANDES IDEIAS PARA VIVER BEM.

Cash Performance Appropriate for the Current Business Cycle

Greater efficiency in the transfer process + Improved operational management

Solid operating cash generation since 2012 → R$719 million

Net generation of R$159 million in 2013 and R$30 million in the 9M14

Gafisa	
Receivables	2,745
Inventory at market value	2,497
Total	**5,242**
Costs incurred	(1,191)

Schedule of Receivables	
Sep/14 - Sep/15	1.212.289
Sep/15 - Sep/16	149.426
Sep/16 - Sep/17	103.705
Sep/17 - Sep/18	29.899
Sep/18 - Sep/19	49.094
Total	**1.544.413**

Operating Cash Flow

	2012	2013	9M14
Inflows	**2,397,467**	**1,960,383**	**1,293,891**
Sales Revenue	1,183,904	1,042,779	646,310
Transfers	998,757	973,497	623,610
Land	134,947	12,273	15,880
Other	79,858	(68,166)	8,090
Outflows	**(1,866,938)**	**(1,802,020)**	**(1,264,083)**
Construction	(1,023,473)	(984,799)	(689,335)
Incorporation + Sales	(259,099)	(229,117)	(139,497)
Land	(238,886)	(273,625)	(200,566)
Taxes + G&A+ Other	(345,480)	(314,479)	(234,684)
Operating Cash Flow	**530,529**	**158,363**	**29,808**
Delivered Units	**7,505**	**4,315**	**2,394**


Operating Cash Flow
600
500
400
300
200
100
0
-100
531
24
-33
76
91
158
61
-51
20
30
2012
1Q13
2Q13
3Q13
4Q13
2013
1Q14
2Q14
3Q14
9M14

ROCE Build Up

Gafisa
GRANDES IDEIAS PARA VIVER BEM.

Building Profitability

	Net Revenue	Adj. Gross Margin	G&A	S&M	Contingencies	EBITDA Mg.	D&A	Tax	NOPAT
2014 Annualized (Turnover: **0.50x** ROCE: **8%**)	1.5 Bi	38%	11% / LCH	10% / NS	4% / NR	20%	3%	2%	15%
Target ROCE (Turnover: **0.7 – 0.8x** ROCE: **14 – 16%**)	1.8 – 2.2 Bi	36 - 40%	6.5 – 7.5% / LCH	6 -8% / NS	1 - 2% / NR	22 - 24%	2 - 3%	2 - 3%	16 - 18%

LCH – Launches NS – Net Sale NR – Net Revenue

ROCE Evolution Drivers

- Scale
- Adequacy of expenses
- Reduction of Contingencies
- Asset Turnover Increase

TENDA

Rodrigo Osmo – Strategy & Operations

Gafisa

GFA LISTED NYSE GFSA3 NOVO MERCADO BOVESPA BRASIL Ibovespa IBrX50

Legacy

TENDA Construindo Felicidade

Run-Off

2014 was a year of transition as the focus shifted from legacy projects (2012 and 2013) to the New Model (2015 onwards)

Legacy Run-Off – R$'000	4Q11	4Q13	4Q14*	4Q15*	% Completion until 2013	% Completion until 2014
Units to be delivered	**30.944**	**7.387**	**1500 – 2500**	**500 – 700**	**76%**	**95%**
Tenda (Layer 2)	25,454	6,052	1500 – 2500	500 – 700	76%	94%
Top Tenda (Layer 3)	5,490	1,335	0	0	75%	100%
Receivables + Inventory (VGV)	**3.7 Bi**	**1.2 Bi**	**0.4 – 0.6 Bi**	**0.2 - 0.3 Bi**	**67%**	**89%**
Tenda (Layer 2)	3.0 Bi	0.8 Bi	0.2 – 0.3 bi	0.1 – 0.2 Bi	71%	93%
Top Tenda (Layer 3)	0.7 Bi	0.4 Bi	0.2 – 0.3 bi	0.1 – 0.2 Bi	50%	71%

Legacy Run-Off – R$'000	2012	2013	2014*	2015*
% of New Model Revenues	**0%**	**10%**	**45-55%**	**85-95%**

* Company forecast

New Model

TENDA Construindo Felicidade

Tenda's 'New Model' is Based on 4 Pillars

1. ALUMINUM MOLD

+

Lower construction cycle: opportunity to pick up projects with good SoS

Scale efficiency

Reduced reliance on qualified workforce

-

Minimum scale of 1,000 units/year

Continued production (Tenda employees)

2. IN STORE SALES

+

MCMV specialty

Continuous improvement

Lower S&M expenses:
- Cross-sale products;
- Lower marginal cost (Tenda employees, no peaks, low turnover);
- Lower investment (x stand)

-

Minimum scale of sales: 5-10 sales-month/store

3. CONTRACTING LAUNCHES

+

Necessary condition for Transferred Sale

Significant reduction of technical and legal risks

-

Launching process more complex and time consuming

4. TRANSFER OF SALES

+

Reduces and speeds up cancellations:
- Avoids mismatch of client credit rating;
- Faster resale: lower employed capital and more time to buyer's savings;
- Payment of sales commission at the transfer: aligns incentives

-

Cancellation is not an option

Smaller client base comparing to brokers

Operational Context

Low Income Segment in Brazil

MCMV

- MCMV III definitions likely only in 2015 due to government transition
- Depending on the parameters, the potential creation of Layer 1.5 could be an interesting area of activity for Tenda.

Minha Casa
Minha Vida

Competitive Environment

- Favorable combination of strong demand and low competition
- If the MCMV III reduces investments in Layer I, possible increase in competition among players currently focused on this layer.

Launches – New Model

TENDA Construindo Felicidade

Key Indicators for New Projects

- New Model launches have shown satisfactory performance so far

Oct/14	Novo Horizonte	Vila Cantuária	Itaim Paulista	Verde Vida F1	Jaraguá	Viva Mais	Campo Limpo	Verde Vida F2	Pq. Rio Maravilha	Candeias	Pq. das Flores	Palácio Imperial	Vila Florida	Rio da Prata	Recanto de Abrantes*	TOTAL / Avg
Launch	mar/13	mar/13	may/13	jun/13	aug/13	sep/13	dec/13	jan/14	mar/14	mar/14	may/14	may/14	may/14	aug/14	sep/14	-
State	SP	BA	SP	BA	SP	RJ	SP	BA	RJ	PE	SP	RJ	MG	RJ	BA	-
Units	580	440	240	339	260	300	300	340	440	432	100	259	432	312	340	**5.114**
Total PSV (R$000)	65.1	45.9	31.2	38.6	40.8	39.7	48	42.2	57.7	57.7	15.3	37.6	57.0	49.6	41.7	**668.1**
SoS avg (Month)	15,6%	6,0%	8,5%	6,8%	11,9%	6,3%	9,0%	4,6%	4,2%	6,0%	11,1%	1,2%	4,7%	7,4%	NA	**7,2%**
% Transferred (Sales)	100%	97%	98%	94%	99%	73%	92%	78%	76%	56%	84%	0%	78%	55%	NA	**82%**
Work in Progress	100%	100%	100%	69%	96%	86%	63%	69%	60%	9%	55%	2%	7%	6%	NA	**74%**

* Project launched in the last weekend of the quarter.

Business

S&M and G&A

- Achievement of the guidance floor is challenging but feasible
- Landbank being constituted. Policy to achieve three years of launches in short-term landbank (~R$4bi)

Launches (R$ thousand)



428,250
Guidance
600 – 800
228.450
113,696
33,056
103,644
88,379
181,445
99,011
91,294
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
Gap Guidance

Landbank (R$ thousand)



479
1,544
479
1,395
479
1,611
479
1,949
523
2,438
523
2,187
604
2,765
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
Launches < 2017
Launches > 2017

Gross Margin

Construction Cost Saving and Price Gain

- Gross margin in the New Model better than expected at the time of launches



Construction Cost Savings
Sales Price Gain
14.2%
N. Horizonte
3.4%
14.4%
V. Cantuária
4.2%
23.8%
Itaim
0.6%
22.1%
Verde Viva 1
2.7%
19.3%
Jaraguá
0.6%
10.4%
Viva Mais
-2.2%
11.5%
Ch. Campo Limpo
2.3%
9.9%
Verde Viva 2
-0.7%
8.8%
Rio Maravilha
7.4%
7.9%
Candeias
0.9%

Note:
- Performance of Developments Launched until the 1Q14
- Gains and savings in relation to the feasibility study

Cancellations Analysis

Outlook

- Legacy pending cancellations for 2015 totals R$300M
- Cancellation of the New Model should stabilize around 15% starting next year

1. Legacy Cancellations

R$2.4 bi in cancellations already executed from the legacy portfolio. R$300 million outstanding for > 2014

2. New Model Cancellations

New sale cancellations volume greater than expected, reaching 31% in the 9M14

3. New Sale Cancellations

About 70% of new sale cancellations derived from the Zero Paid. Issue equated with the change in sales accounting



Cancellations backlog to be executed (R$bi)
2.3
1.0
0.5
0.3
2011
2012
2013
2014



31%
69%
Cancelled Sales
Net Sales



30%
70%
Zero Paid
Other

Expense Structure

S&M and G&A

Expenses aligned to the reduction in operational complexity
Further reduction necessary to monetize business

Sales & Marketing / Gross Sales



12%
10%
8%
6%
4%
2%
0%
10.5%
7.8%
7.1%
5.7%
2011
2012
2013
2014 YTD

Administrative Expenses + Bonus (R$ thd)



120,000
100,000
80,000
60,000
40,000
20,000
0
18,838
94,497
24,651
72,652
16,000
73,564
2012
2013
2014 Annualized

Wrap Up Tenda

TENDA
Construindo Felicidade

2014	• Year of transition between focus: on Legacy Run Off (2012 and 2013) and ramping up the New Model (2015 onwards)
Context	• No signals of deterioration in the competitive and regulatory environment
New Model	• New Model has shown satisfactory performance, allowing attractive returns in the operation on a larger scale (R$1 to 1.5 billion)

TENDA

Felipe Cohen – Financial Performance

GFA LISTED NYSE   GFSA3 NOVO MERCADO BOVESPA BRASIL   Ibovespa   IBrX50

Tenda Step by Step

TENDA Construindo Felicidade

New Model Business Cycle

Construction typically starts usually after 3 - 10 months of sales, between 20 – 60% of project sold

Lower cash exposure due to fast transfer process

MCMV program, enables 100% PSV receipt during work period


Land acquisition
Launch
Construction
Construction Timeline
6 – 12 months
3 – 10 months
10 – 14 months
Financing Takeout
Gross Margin 28 – 30%
Tenda's Cash Flow Cycle
Cash Exposure 10% – 15%
Land and S&M Expenses
Sales and Mortgage Transfer

Operating Cash Generation

Operating cash flow vs Receivables on-balance

Significant return of capital employed in Tenda in recent years


Receivables on-balance (R$MM)
942
1203
1127
978
840
800
694
535
462
424
364
-11
73
122
161
108
115
128
168
46
90
30
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
Operating Cash Flow (R$MM)

Adjusted Gross Margin

TENDA Construindo Felicidade

Adjusted Gross Margin vs Representation of the New Model

Increased representation of the New Model allows for gradual recovery in the operating margin



0%
0%
0%
0%
0%
5%
15%
22%
39%
47%
54%
Representation in the new model revenue
9%
14%
15%
8%
1%
13%
12%
29%
15%
30%
30%
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
Adjusted Gross Margin

Legacy Delivery + Best Margins in New Model

Gradual Recovery of Profitability

Contingencies

Contingencies and Cases Schedule on Total Units

Dynamics of contingencies should still burden the result over the next two years

Contingencies per year (R$ thousand)



2,835
8,057
47,798
24,820
36,706
2010
2011
2012
2013
2014 YTD
civil

Cases on total units from delivery



43% of cases are related to delayed construction
10.1%
18.2%
26.0%
14.0%
9.7%
8.9%
7.8%
5.4%
year -2
year -1
year 0
year +1
year +2
year +3
year +4
year +5

ROCE Build Up

TENDA Construindo Felicidade

Building Profitability

	Net Revenue	Adj. Gross Margin	G&A	S&M	Contingencies	EBITDA Mg.	D&A	IR/CSLL	NOPAT
2014 Annualized (Turnover: 0.67x ROCE: -7.4%)	0.6 Bi	25%	R$85M 11% / LCH	6% / GS 13% / NS	R$49M 8% / NR	-7%	2%	2%	-11%
Target ROCE (Turnover: 1.2-1,4x ROCE: 14-16%)	1.0 – 1.5 Bi	28 - 30%	R$90M 6.5 – 7.5% / LCH	4.5 – 5.5%/GS 5 - 6%/NS	R$20-25M 1,5-2% / NR	13,5 – 16%	1 – 1,5%	1.5 - 2%	10.5 - 13%

LCH – Launches GS – Gross Sale NS – Net Sale NR – Net Revenue

ROCE Evolution Drivers

Legacy Run-off | New Model | Scale

GAFISA AND TENDA

André Bergstein

Gafisa

GFA LISTED NYSE

GFSA3 NOVO MERCADO BOVESPA BRASIL

Ibovespa

IBrX50

Capital Structure

Leverage Well Below Industry Average



59.8%
83.8%
65.3%
118.1%
89.0%
93.0%
96.2%
126.0%
36.1%
44.9%
44.9%
44.3%
Net Debt / Equity (%)
1,247
1, 998
2,469
3,245
2,559
2,456
2,519
2,858
1,159
1,404
1,409
1,385
Net Debt
2008
2009
2010
2011
2012
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
606
1,424
1,201
984
1,681
1,146
1,101
781
2,024
1,563
1,280
1,463
cash and cash equivalents

Position compared to Peers (net debt and leverage)

Comfortable leverage level (Net Debt / Equity) at **44.3% in 3Q14.**



139%
129%
102%
66%
50%
44%
37%
28%
13%
4%
Sector Average Leverage (61%)
7,008
2,216
2,173
1,186
1,197
1,385
2,387
1,334
201
89
Peer 1
Peer 2
Peer 3
Peer 4
Peer 5
Gafisa
Peer 6
Peer 7
Peer 8
Peer 9

Debt Profile

Debt Structure Linked to Projects

New indebtedness profile reflects Company's operating cycle.



Historic Breakdown
47.2%
45.3%
35.6%
32.7%
27.9%
26.4%
52.8%
54.7%
64.4%
67.3%
72.1%
73.6%
2011
2012
2013
1Q14
2Q14
3Q14
Corporate debt
Financing

Projects Fin. / Total Debt ratio reduction, estimated to end 2014 at approx. **80%;**

Net Debt Ex-Fin. Projects / PL, reached **-22.8% in 3Q14**

Lower risk profile, resulting in reduced funding costs.

Debt Profile	2012	2013	1Q14	2Q14	3Q14
Project Finance	2,144	2,050	1,996	1,938	**2,097**
Corporate Debt and Investor Obligations	2,096	1,133	971	750	**751**
Total Debt + Obligations	**4,240**	**3,183**	**2,967**	**2,688**	**2,848**
Project Finance (% of total debt)	**51%**	**64%**	**67%**	**72%**	**74%**
Corporate Debt (% of total debt)	**49%**	**36%**	**33%**	**28%**	**26%**

Alphaville Sale Proceeds

Gafisa

GRANDES IDEIAS PARA VIVER BEM.

Debt Reduction and Distribution of Shareholder Value

1	Debt Reduction	Use of R$1.2 billion for net amortization.
2	Financial Flexibility	New indebtedness profile for the Company: on 3Q14 74% linked to projects
3	Distribution of Shareholder Value	Distribution of R$130MM of IOE and supplementary dividends of R$32MM.
4	Share Buyback Program	Use of R$99.8 million to fund the share buyback program (32.9 million shares, of which 11.9 million were canceled). Starting a new buyback program, with 16 million of additional shares. In addition, use of resources with the payment of transaction taxes and fees, amounting to R$64 million.

Separation of Gafisa and Tenda

Gafisa
GRANDES IDEIAS PARA VIVER BEM.

Rationale and Main Objectives

BUSINESS MODEL

CULTURE

MARKET PERCEPTION

Proposal: Separate Gafisa and Tenda business units into two publicly traded and independent companies

- Allow shareholders to allocate resources based on their own interests and investment strategies;
- Enable each of the Companies to respond faster to opportunities in their respective target markets;
- Establish sustainable capital structures based on each unique risk profile;
- Provide more visibility to the market regarding the individual performance of each Company, enabling more accurate evaluation of inherent value;
- Increase ability to attract and retain talent by developing appropriate culture and compensation plans aligned with the cycle and results of each business.

1ª PHASE – Partially Completed

- Definition of segregated corporate structures for Gafisa and Tenda;
- Assessment and necessary adjustment in processes and systems for separation of areas;
- Definition of the separation strategy, workforce, separation schedule for different areas, and key milestones;
- Remaining areas still in separation: IT, Treasury, IR, Corporate Legal.

Separation of Gafisa and Tenda

Gafisa
GRANDES IDEIAS PARA VIVER BEM.

Update and next steps

- Evaluation of possible corporate structures
- Mapping the financial and operational contracts of both companies and analysis of the potential impact due to the spin-off
- Defining the rules for migration of existing Stock Options plans
- Possible Tenda listing in ADR Level 1
- Composition definition of Tenda's future CAD
- Talks with BM&FBovespa to understand the procedures necessary for Tenda negotiation

Steps for definition of proposed potential separation

- 2015-2019 Business plan definition;
- Development of studies on the capital structure of Gafisa and Tenda
- Evolution of credit opening processes for Tenda

→ Board of Directors submits proposal to shareholders' meeting

Separation of Gafisa and Tenda

Gafisa
GRANDES IDEIAS PARA VIVER BEM.

Update and next steps

- Evaluation of possible corporate structures
- Mapping the financial and operational contracts of both companies and analysis of the potential impact due to the spin-off
- Working with banks and insures to enable independent credit limit for Tenda
- Defining the rules for migration of existing Stock Options plans
- Evaluation of Tenda´s future corporate governance
- Tenda conversion to Category A at Bovespa, and discussion about Novo Mercado listing
- Talks with BM&FBovespa to understand the procedures necessary for Tenda negotiation. Potential ADR Level I analysis.
- Corporate Structure simplification

Steps for definition of proposed potential separation

- 2015-2019 Business plan definition;
- Development of studies on the capital structure of Gafisa and Tenda
- Evolution of credit opening processes for Tenda

→ Board of Directors submits proposal to shareholders' meeting

CLOSING REMARKS

Sandro Gamba

CEO

Gafisa

GFA LISTED NYSE GFSA3 NOVO MERCADO BOVESPA BRASIL Ibovespa IBrX50

Wrap Up

Gafisa
GRANDES IDEIAS PARA VIVER BEM.

REDUCED COMPLEXITY

Operational control and strong management

Legacy issues are largely resolved

New Tenda Model

STRATEGIC POSITIONING

Focus on more profitable markets

Profitability and capital discipline

NEW CAPITAL STRUCTURE

Appropriate leverage

Improved liquidity and lower cost of capital

Profitable operations

Scale

Streamlined Cost and Expense Structure

=

Lower Risk and Capital Exposure

Higher Profitability

Wrap Up – Market Perception

Gafisa

GRANDES IDEIAS PARA VIVER BEM.

Gafisa NAV



Receivables[1]
3,277
Inventory[2]
3,209
Cash
1,463
Landbank at cost
1,649
Taxes
163
Landbank Obligations
255
Contingencies[3]
224
Costs to be incurred[4]
1,879
Gross Debt
2,848
Net Asset Value
4,462
Alphaville Fair Value (30%)
547
1,193
Market Cap

At current prices (R$ 2,74), the market prices a negative NPV of R$3,3bn to the new Gafisa and Tenda projects, not considering Alphaville 30% stake.

Receivables from clients, on and off balance;
[2]Inventory at market value;
[3]Legal claims assigned as probable;
[4]Costs to be incurred from units sold and inventory.

THANK YOU!

www.gafisa.com.br/ri

ri@gafisa.com.br

Gafisa

GFA LISTED NYSE

GFSA3 NOVO MERCADO BOVESPA BRASIL

Ibovespa

IBrX50